UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F:
Form 20-F ☒ Form 40-F ☐
EXHIBITS
99.1Stock Exchange announcement dated 1 November 2024 entitled ‘Total voting rights and issued capital’.
99.2Stock Exchange announcement dated 1 November 2024 entitled ‘Block Listing Six Monthly Return’.
99.3Media release dated 1 November 2024 entitled ‘Rio Tinto completes acquisition of Sumitomo’s 20.64%
state in New Zealand’s aluminum smelter’.
99.4Media release dated 6 November 2024 entitled ‘Rio Tinto and China’s State Power Investment
Corporation partner to trial battery swap truck technology’.
99.5Media release dated 13 November 2024 entitled ‘Rio Tinto approves new solar plant to power
Kennecott’.
99.6Media release dated 15 November 2024 entitled ‘Rio Tinto and GravitHy join forces to accelerate the dcarbonisation of steelmaking in Europe’.
99.7Stock exchange announcement dated 19 November 2024 entitled ‘Rio Tinto takes up full entitlements in
ERA rights issue, moving to over 98% ownership’.
99.8Media release dated 19 November 2024 entitled ‘Panguna parties sign Memorandum of Understanding to address mine impacts’.
99.9Media release dated 20 November 2024 entitled ‘Rio Tinto releases findings of external Progress
Review on workplace culture’.
99.10Stock exchange announcement dated 21 November 2024 entitled ‘Form 604 – Notice of change of interests of substantial holder’.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	2 December 2024	Date	2 December 2024